EXHIBIT 99.1

July 30, 2020

Nymox Pharmaceutical Corporation

Bay & Deveaux Streets

Nassau, The Bahamas

Re:	Nymox Pharmaceutical Corporation
Registration Statement on Form F-3

Ladies and Gentlemen:

We have acted as special counsel to Nymox Pharmaceutical Corporation, a Bahamian corporation (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission (the “Commission”) of a Registration Statement on Form F-3, File No. 333-237564 (the “Registration Statement”) heretofore filed by the Company under the Securities Act of 1933, as amended (the “Securities Act”), and the prospectus supplement filed pursuant to Rule 424(b) under the Securities Act, dated as of July 17, 2020 (the “Prospectus Supplement”) relating to the registration under the Securities Act and the proposed issuance and sale from time to time pursuant to Rule 415 under the Securities Act of up to $12,000,000 of shares of the Company’s common stock (the “Shares”). The Shares are being sold pursuant to a sales agreement dated as of July 17, 2020, by and among the Company and A.G.P. / Alliance Global Partners (the “Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Agreement.

The opinion letter is furnished to you at your request and in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act.

In arriving at the opinions expressed below, we have examined originals, or copies certified or otherwise identified to our satisfaction as being true and complete copies of the originals, the Registration Statement, the Prospectus Supplement, specimen Common Stock certificates and such other documents, corporate records, certificates of officers of the Company and other instruments as we have deemed necessary or advisable to enable us to render these opinions. In our examination, we have assumed the genuineness of all signatures, the legal capacity and competency of all natural persons, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies. As to any facts material to these opinions, we have relied to the extent we deemed appropriate and without independent investigation upon statements and representations of officers and other representatives of the Company and others.

Based on the foregoing and in reliance thereon, and subject to the assumptions, exceptions, qualifications and limitations set forth herein, we are of the opinion that:the Shares of Common Stock have been duly authorized and, when sold and delivered by the Company against receipt of the purchase price therefor, in the manner coontemplated by the Prospectus, the Prospectus Supplemeent and the Agreement, shall be validly issued, fully paid and nonassessable.

The opinions expressed above are subject to the following exceptions, qualifications, limitations and assumptions:

A. We render no opinion herein as to matters involving the laws of any jurisdiction other than the United States of America. We assume no obligation to revise or supplement this opinion in the event of future changes in such laws or the interpretations thereof or such facts.

B. The opinions above are each subject to (i) the effect of any bankruptcy, insolvency, reorganization, moratorium, arrangement or similar laws affecting the rights and remedies of creditors’ generally, including the effect of statutory or other laws regarding fraudulent transfers or preferential transfers, and (ii) general principles of equity, including concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance, injunctive relief or other equitable remedies regardless of whether enforceability is considered in a proceeding in equity or at law.

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C. We express no opinion regarding the effectiveness of (i) any waiver of stay, extension or usury laws or of unknown future rights or (ii) provisions relating to indemnification, exculpation or contribution, to the extent such provisions may be held unenforceable as contrary to public policy or federal or state securities laws.

We hereby consent to the inclusion of this opinion as an exhibit to a Current Report on Form 8-K and to the references to our firm under the caption “Legal Matters” in the Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Best Regards,

/s/ M. Richard Cutler

Cutler Law Group P.C.

6575 West Loop South, Suite 500		Tel (800) 606-7150
Bellaire, Texas 77401	www.cutlerlaw.com	Fax (713) 583-7150